

**CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATION
OF
ARKISYS, INC.**
(Entity No. C3726563)

The undersigned David Barnhart and Lisa Hill hereby certify that:

1.   They are the President and the Secretary, respectively, of Arkisys, Inc., a California corporation (Entity No. C3726563).

2.   Article V of the Articles of Incorporation of this corporation is amended to read as follows:

1.   <u>Total Authorized</u>. This corporation is authorized to issue two classes of stock to be designated, respectively, Class A Common Stock and Class B Common Stock. The total number of shares of stock the corporation is authorized to issue is twenty million (20,000,000) shares. Fifteen million (15,000,000) shares shall be Class A Common Stock and five million (5,000,000) shares shall be Class B Common Stock. Upon amendment of the Articles of Incorporation to read as set forth herein, each share of common stock currently outstanding will be converted into an equal number of shares of Class A Common Stock. The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the Board of Directors of the Corporation.

2.   <u>Rights of Class A Common Stock and Class B Common Stock</u>. The rights, preferences, privileges, and restrictions granted to and imposed on the Class A Common Stock and Class B Common Stock are as set forth below in this Section 2.

2.1   <u>Equal Status</u>. Except as otherwise provided in this Certificate of Amendment of Articles of Incorporation or required by applicable law, shares of Class A Common Stock and Class B Common Stock will have the same rights and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution or winding up of the Corporation), share ratably and be identical in all respects and as to all matters.

2.2   <u>Voting Rights</u>. Except as otherwise expressly provided by this Certificate of Amendment of Articles of Incorporation or as provided by law, the holders of shares of Class A Common Stock and Class B Common Stock will (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote or for the consent of the shareholders of the Corporation, except as otherwise required by appliable law, (b) be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law.

2.3   <u>Dividend Rights</u>. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, shares of Class A Common

Stock and Class B Common Stock will be treated equally, identically, and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor.

2.4 Liquidation Rights. The holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to the holders of its common stock upon any liquidation, dissolution, or winding up, unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution or winding up is approved in advance by holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a class.

3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporations is 12,371,713 shares. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: 12/9/2021

David Barnhart

David Barnhart, President

Lisa R. Hill

Lisa Hill, Secretary

California Secretary of State
Electronic Filing



Corporation - Statement of Information

Entity Name:	ARKISYS, INC.

Entity (File) Number:	C3726563
File Date:	08/29/2020
Entity Type:	Corporation
Jurisdiction:	CALIFORNIA
Document ID:	GJ06547

Detailed Filing Information

1. Entity Name:

   ARKISYS, INC.

2. Business Addresses:
   a. Street Address of Principal Office in California:

      10751 Noel Street
      Los Alamitos, California 90720
      United States of America

   b. Mailing Address:

      10751 Noel Street
      Los Alamitos, California 90720
      United States of America

   c. Street Address of Principal Executive Office:

      10751 Noel Street
      Los Alamitos, California 90720
      United States of America

3. Officers:
   a. Chief Executive Officer:

      David Barnhart
      10751 Noel Street
      Los Alamitos, California 90720
      United States of America

   b. Secretary:

      Lisa Hill
      10751 Noel Street
      Los Alamitos, California 90720
      United States of America

Document ID: GJ06547

Officers (cont'd):

    c.   Chief Financial Officer: Talbot Jaeger
                                                10751 Noel Street
                                                  Los Alamitos, California 90720
                                                  United States of America

4.   Director: David Barnhart
                                                    10751 Noel Street
                                                  Los Alamitos, California 90720
                                                  United States of America

Number of Vacancies on the Board of
Directors: 0

5.   Agent for Service of Process: David Barnhart
                                                  5432 Elmbank Road
                                                  Rancho Palos Verdes, California 90275
                                              United States of America

6.   Type of Business: Aerospace Engineering Services

By signing this document, I certify that the information is true and correct and that I am authorized by California law to sign.

Electronic Signature: David A Barnhart

Document ID: GJ06547

Corporation - Attachment to Statement of Information

List of Additional Directors:

1.   Talbot Jaeger
       10751 Noel Street
       Los Alamitos, California 90720
       United States of America

2.   Lisa Hill
       10751 Noel Street
       Los Alamitos, California 90720
       United States of America

3.

4.

5.

6.

7.

Document ID: GJ06547

3726563   A0773162

CERTIFICATE OF AMENDMENT OF
ARTICLES OF INCORPORATION OF
ARKISYS, INC.
A CALIFORNIA CORPORATION

FILED   *CC*
Secretary of State
State of California

JUL 29 2015

The undersigned certify that:

1.   They are the President and Secretary, respectively, of Arkisys, Inc., a California corporation.

2.   Article V of the Articles of Incorporation of this corporation is amended to read as follows:

> "This corporation is authorized to issue one class of stock which shall be designated "common stock"; and the total number of shares that this corporation is authorized to issue and have outstanding is fifteen million (15,000,000) shares with no par value. Upon amendment of the Articles of Incorporation to read as herein set forth, each share of common stock currently outstanding is split and converted into one hundred (100) shares."

3.   The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.   '

4.   The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 99,970. The total number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

> We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: July 23, 2015

_____
Talbot Jaeger, President

_____
David Barnhart, Secretary

15-063881

State of California
Secretary of State

131

S

Statement of Information
(Domestic Stock and Agricultural Cooperative Corporations)
FEES (Filing and Disclosure): $25.00.
If this is an amendment, see instructions.
IMPORTANT – READ INSTRUCTIONS BEFORE COMPLETING THIS FORM

FILED
Secretary of State
State of California
MAY 1 5 2015

NF

This Space for Filing Use Only

1. **CORPORATE NAME**
Arkisys, Inc.

2. **CALIFORNIA CORPORATE NUMBER**
C3726563

No Change Statement (Not applicable if agent address of record is a P.O. Box address. See instructions.)

3. **If there have been any changes to the information contained in the last Statement of Information filed with the California Secretary of State, or no statement of information has been previously filed, this form must be completed in its entirety.**

☐ If there has been no change in any of the information contained in the last Statement of Information filed with the California Secretary of State, check the box and proceed to **Item 17**.

Complete Addresses for the Following (Do not abbreviate the name of the city. Items 4 and 5 cannot be P.O. Boxes.)

	CITY	STATE	ZIP CODE
4. STREET ADDRESS OF PRINCIPAL EXECUTIVE OFFICE 10751 Noel Street	Los Alamitos	CA	90720
5. STREET ADDRESS OF PRINCIPAL BUSINESS OFFICE IN CALIFORNIA, IF ANY 10751 Noel Street	Los Alamitos	CA	90720
6. MAILING ADDRESS OF CORPORATION, IF DIFFERENT THAN ITEM 4			

[redacted]

Names and Complete Addresses of the Following Officers (The corporation must list these three officers. A comparable title for the specific officer may be added; however, the preprinted titles on this form must not be altered.)

	ADDRESS	CITY	STATE	ZIP CODE
7. CHIEF EXECUTIVE OFFICER/ Talbot J Jaeger	10751 Noel Street	Los Alamitos	CA	90720
8. SECRETARY David A Barnhart	10751 Noel Street	Los Alamitos	CA	90720
9. CHIEF FINANCIAL OFFICER/ Talbot J Jaeger	10751 Noel Street	Los Alamitos	CA	90720

Names and Complete Addresses of All Directors, Including Directors Who are Also Officers (The corporation must have at least one director. Attach additional pages, if necessary.)

	ADDRESS	CITY	STATE	ZIP CODE
10. NAME Talbot J Jaeger	10751 Noel Street	Los Alamitos	CA	90720
11. NAME David A Barnhart	10751 Noel Street	Los Alamitos	CA	90720
12. NAME				

13. NUMBER OF VACANCIES ON THE BOARD OF DIRECTORS, IF ANY: 0

Agent for Service of Process If the agent is an individual, the agent must reside in California and Item 15 must be completed with a California street address, a P.O. Box address is not acceptable. If the agent is another corporation, the agent must have on file with the California Secretary of State a certificate pursuant to California Corporations Code section 1505 and Item 15 must be left blank.

14. NAME OF AGENT FOR SERVICE OF PROCESS
InCorp Services, Inc. C2294569

15. STREET ADDRESS OF AGENT FOR SERVICE OF PROCESS IN CALIFORNIA, **IF AN INDIVIDUAL**	CITY	STATE	ZIP CODE
		CA	

Type of Business

16. DESCRIBE THE TYPE OF BUSINESS OF THE CORPORATION
Aerospace

17. BY SUBMITTING THIS STATEMENT OF INFORMATION TO THE CALIFORNIA SECRETARY OF STATE, THE CORPORATION CERTIFIES THE INFORMATION CONTAINED HEREIN, INCLUDING ANY ATTACHMENTS, IS TRUE AND CORRECT.

DATE	TYPE/PRINT NAME OF PERSON COMPLETING FORM	TITLE	SIGNATURE
05/05/15	Talbot J Jaeger	President	[signature]

SI-200 (REV 01/2013) APPROVED BY SECRETARY OF STATE

3726563

FILED 4C
Secretary of State
State of California

ICC NOV 14 2014

ARTICLES OF INCORPORATION OF Arkisys, Inc.

I

The name of the corporation is *Arkisys, Inc.*

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the general corporation law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation's initial agent for service of process is:

Talbot Jaeger
10751 Noel Street
Los Alamitos, CA 90720

IV

The Corporate Address is: *10751 Noel Street, Los Alamitos, CA 90720*

V

This corporation is authorized to issue one class of shares of stock; and the total number share that this corporation is authorized to issue is 1,000,000, which shall have no par value.

SDCooper Co., Incorporator

By: SDCooper
Steven Cooper, President